Exhibit 4.7

DESCRIPTION OF TANGO HOLDINGS INC. CAPITAL STOCK

The following is a description of the terms of Tango Holdings Inc. (“HoldCo”) capital stock after giving effect to the transactions contemplated by the Agreement and Plan of Merger, dated as of March 8, 2021, by and among Apollo Global Management, Inc. (“AGM”), Athene Holding Ltd. (“AHL”), HoldCo, Blue Merger Sub, Ltd. and Green Merger Sub, Inc. This description is a summary only and is qualified by reference to the relevant provisions of the Delaware General Corporation Law (the “DGCL”), HoldCo’s certificate of incorporation and bylaws. As used herein, “we”, “us” and “our” mean HoldCo, and its successors, but not any of its subsidiaries.

Capital Stock

Our authorized capital stock consists of 100,000,000,000 shares, which is divided into two classes as follows:

•	90,000,000,000 shares of common stock, par value of $0.00001 per share (“common stock”); and

•	10,000,000,000 shares of preferred stock, $0.00001 par value per share (“preferred stock”), which may be designated from time to time in accordance with Article IV of our certificate of incorporation.

Common Stock

Economic Rights

Dividends. Subject to preferences that apply to any shares of our preferred stock outstanding at the time, the holders of our common stock (the “Common Stockholders”) are entitled to receive dividends out of funds legally available therefor if our board of directors, in its sole discretion, determines to declare and pay dividends and then only at the times and in the amounts that our board of directors may determine.

Liquidation. If we become subject to an event giving rise to our dissolution, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time ranking on parity with our common stock with respect to such distribution, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of our preferred stock.

Voting Rights

Except as required by the DGCL or as expressly otherwise provided our certificate of incorporation, each Common Stockholder is entitled to vote on any matter submitted to our stockholders generally. Each holder of a share of our common stock is entitled, in respect of each share of our common stock that is outstanding in his, her or its name on our books, to one vote on all matters on which holders of our common stock are entitled to vote. Common Stockholders have no voting, approval or consent rights in respect of any amendments to our certificate of incorporation (including any certificate of designation relating to any series of our preferred stock) that relates solely to the terms of one or more outstanding series of our preferred stock on which the holders of such affected series of our preferred stock are entitled to vote.

Our certificate of incorporation provides that the number of authorized shares of any class of stock, including our common stock, may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority in voting power of the then outstanding shares of capital stock entitled to vote thereon.

No Preemptive or Similar Rights

HoldCo’s Shares are not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to provide, out of the unissued shares of our preferred stock, for one or more series of our preferred stock, to fix the designation, powers (including voting powers), preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, such series of our preferred stock and the number of shares of such series, in each case without further vote or action by our stockholders (except as may be required by the terms of our certificate of incorporation and any certificate of designation relating to any series of our preferred stock our preferred stock then outstanding). Our board of directors can also increase (but not above the total number of shares of our preferred stock then authorized and available for issuance and not committed for other issuance) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of our preferred stock. Our board of directors may authorize the issuance of our preferred stock with voting or conversion rights that could dilute or have a detrimental effect on the proportion of voting power held by, or other relative rights of, the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in the control of HoldCo and might adversely affect the market price of our common stock.

There are no shares of our preferred stock outstanding.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the New York Stock Exchange (“NYSE”) which would apply so long as the shares of our common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of us or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a “business combination” with an “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not for purposes of determining the number of shares owned by the interested stockholder) (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder (other than on other than a pro rata basis with other stockholders). Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, “owns” or if such person is an affiliate or associate of the corporation, within three years prior to the determination of interested stockholder status, did “own” 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance or certain transactions with “interested stockholders” who have not been approved by the board of directors prior to becoming and interested stockholder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors to avoid the restrictions on business combinations that would apply if the stockholder became an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Election of directors

Directors are elected at an annual meeting of our stockholders. Subject to the rights of the holders of preferred shares, properly brought before the meeting and, subject to the rights of the holders of any series of preferred stock with respect to any director elected by holders of preferred stock, in an uncontested election, directors will be elected by a majority of the votes cast by the holders of our outstanding shares of capital stock present in person or represented by proxy and entitled to vote on the election of directors at such annual meeting. In a contested election, directors are elected by a plurality of the votes cast by the holders of our outstanding shares of capital stock present in person or represented by proxy and entitled to vote on the election of directors at such annual meeting. However, if a director is not re-elected by a majority of the votes cast, such director shall offer to tender his or her resignation to our board of directors and the Nominating and Corporate Governance Committee of the board of directors will make a recommendation to the board of directors on whether to accept or reject the resignation, or whether other action should be taken. In this case, the board of directors (excluding the director tendering his or her resignation) will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within ninety (90) days from the date of the certification of the election results. The time, date and place of the annual meeting will be fixed by the board of directors.

Removal of Directors

Any director or the whole board of directors (other than a director elected by holders of preferred stock) may be removed, with or without cause, at any time, by the affirmative vote of the holders of a majority in voting power of the outstanding shares of our common stock and any full voting preferred stock entitled to vote thereon, voting together as a class.

Vacancies; Newly Created Directorships

In addition, our certificate of incorporation also provides that, subject to the terms and conditions of the stockholder agreements and the rights granted to one or more series of our preferred stock then outstanding, any vacancies on our board of directors may only be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. Our certificate of incorporation further provides that, subject to the rights granted to one or more series of our preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors may only be filled by the affirmative vote of a majority of the directors in office, provided that a quorum is present. However, if there are no directors in office, then an election of directors may be held in accordance with the DGCL.

Requirements for Advance Notification of Stockholder Proposals and Nominations; Proxy Access

Our bylaws establish advance notice procedures with respect to stockholder proposals and stockholder nominations of persons for election to our board of directors. Generally, to be timely, a stockholder’s notice of a stockholder proposal or nomination must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow our board of directors to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business or nominations at a meeting if the rules and regulations are not followed. These provisions may deter, delay or discourage a potential acquirer from attempting to influence or obtain control of our company.

Our bylaws also contain a “proxy access” provision that permits a stockholder or group of up to five stockholders owning 25% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director nominees, provided the stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. For purposes of this provision, the period of time that a stockholder is deemed to have continuously owned shares of common stock is generally deemed to include any period during which the stockholder held Class A common shares, par value $0.001 per share, of AHL. (the “AHL Common Shares”) converted into such shares, unit of the Apollo Operating Group (as defined in AGM’s certificate of incorporation) (each an “AOG unit”) exchanged for such shares or Class A common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the “AGM Class A Shares”) converted into such shares (or any Class A Common Shares of Apollo Global Management, LLC that were converted into such AGM Class A Shares as a result of Apollo Global Management, LLC’s conversion to AGM).

Special stockholder meetings

Our certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or by our secretary upon proper written request in accordance with the procedures set forth in our bylaws of stockholders who beneficially own 25% or more of the voting power of the outstanding shares of our common stock.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted and such written consent or consents are delivered in accordance with Section 228 of the DGCL, unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not permit our common stockholders to act by written consent lieu of a meeting of stockholders.

Choice of forum

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for:

(i)    any derivative action or proceeding brought on our behalf;

(ii)    any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders;

(iii)    any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or the bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

(iv)    any action asserting a claim related to or involving us that is governed by the internal affairs doctrine,

except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. The exclusive forum provision also provides that it will not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction, for which the federal district courts of the United States of America will be the exclusive forum for the resolution of such claims. Stockholders cannot waive, and will not be deemed to have waived under the exclusive forum provision, our compliance with the federal securities laws and the rules and regulations thereunder. However, the enforceability of similar forum provisions in other corporations’ certificates of incorporation have been challenged in legal proceedings and it is possible that a court could find these types of provisions to be unenforceable.

Stockholder Agreement

In connection with the consummation of the mergers and the corporate governance updates, each of the Leon Black, Marc Rowan and Joshua Harris (the “Principals”, and each a “Principal”) will enter into a stockholder agreement with HoldCo. Under the terms of such agreement, each Principal will, for so long as he and/or his family group beneficially owns at least $400 million in value or 10 million in number of shares of AGM common stock (or their equivalent) or HoldCo Shares (or their equivalent), as applicable (the “Ownership Threshold”), have the right to be (or to have his designee) nominated by the board of directors of HoldCo to be elected a director of HoldCo. In furtherance of such right, HoldCo is required to recommend that our stockholders vote in favor of the Principals (or their designees, as applicable) and otherwise take reasonable action to support their nomination and election (including by filling vacancies on our board of directors, if necessary). Under the stockholder agreement, each Principal is obligated to vote all our voting shares held by him or his family group in favor of the election of the other Principals (or their designees, as applicable). The stockholder agreement also provides that, for so long as each Principal serves on our board of directors and he and/or his family group meets the Ownership Threshold, such Principal (but not his designee) will also be entitled to serve on the executive committee of the board of directors.